EXHIBIT 99.1

April 18, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report - Objection to Special Dividend Distribution

To:        The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the notification in the Company's 2012 annual report regarding a motion filed with the Tel Aviv District Court (Economic Department) on March 13, 2013, by a holder of Debentures (Series 5) of the Company, in which it objected to the distribution of the fifth installment of the dividend distribution which does not satisfy the profitability test approved by the Court on March 31, 2011, an immediate report is hereby provided that on April 18, 2013, the Company was also served with an objection to the distribution of the fifth installment of the special dividend, which was filed by the same Debenture holder. The Company rejects the arguments set forth in the objection and intends to argue that there is no basis to the relief sought by the objector and to move to dismiss the objection summarily and on the merits.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.